

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

James DeSocio
Chief Executive Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

   Re: Intellinetics, Inc.
     Information Statement on Schedule 14C
     Filed March 17, 2020
     File No. 000-31671

Dear Mr. DeSocio:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Erin C. Herbst, Esq.